UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No.      )*
                                            -----


                           American Nuclear Corporation
               --------------------------------------------------
                                 (Name of Issuer)


                           Common Stock, $.04 Par Value
                         -------------------------------
                          (Title of Class of Securities)


                               --------------------
                                  (CUSIP Number)

                  William C. Salisbury, Salt Ridge Energy, Inc.
              1004 Beaumont Drive, Casper, WY 82601 (307) 234-6059
           ------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receipt Notices and Communications)

                                  July 15, 1998
                    -----------------------------------------
             (Date of Event which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to
    report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or
    240.13d-1(g), check the following box          .
                                           -------

    Note: Schedules filed in paper format shall include as signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of
    securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    CUSIP No.
               ---------------

         1.  Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only). Salt Ridge Energy, Inc.

         2.  Check the Appropriate Box if a Member of a Group (See
             Instructions).

             (a)

             (b)

         3.  SEC Use Only

         4.  Source of Funds (See Instructions)   WC

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
             Items 2(d) or 2(e)

         6.  Citizenship or Place of Organization.  Incorporated in
  Wyoming.

    Number of          7.  Sole Voting Power          2,893,072
    Shares Bene-
    ficially Owned     8.  Shared Voting Power             -0-
    by Each
    Reporting          9.  Sole Dispositive Power     2,893,072
    Person With
                       10. Shared Dispositive Power        -0-

         11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,893,072

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         13.  Percent of Class Represented by Amount in Row (11)   37.6%

         14.  Type of Reporting Person (See Instructions)

              CO

    Instructions for Cover Page

    (1)  Names and I.R.S. Identification Number of Reporting
         Persons - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name
         of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see
  "SPECIAL
         INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

    (2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims
         membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row
  2(b)
         [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

    (3)  The 3rd row is for SEC internal use; please leave blank.

    (4) Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to
         Item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):

    Category of Source                                             Symbol
    Subject Company (Company whose securities are being acquired   SC
    Bank                                                           BK
    Affiliate (of reporting person)                                AF
    Working Capital (of reporting person)                          WC
    Personal Funds (of reporting person)                           PF
    Other                                                          00

    (5) If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.

    (6) Citizenship or Place of Organization - Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization. (See Item 2 of Schedule 13D).

    (7)-(11), (13) Aggregate Amount Beneficially Owned by Each Reporting Person, etc - Rows (7) through (11) inclusive, and (13) are to be completed in accordance with the provisions of Item 5 of Schedule 13D. All percentages are to be rounded off to nearest tenth (one place after decimal point).

    (12) Check if the aggregate amount reported as beneficially owned in row
         (11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

    (14) Type of Reporting Person - Please classify each "reporting person" according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable, insert all applicable symbols) on the form:

    Category                                                    Symbol

    Broker-Dealer                                               BD
    Bank                                                        BK
    Insurance Company                                           IC
    Investment Company                                          IV
    Investment Advisor                                          IA
    Employee Benefit Plan, Pension Fund, or Endowment Fund      EP
    Parent Holding Company                                      HC
    Corporation                                                 CO
    Partnership                                                 PN
    Individual                                                  IN
    Other                                                       OO

    Notes:

         Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

         Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate
    cross references to an item or items on the cover page(2).   This
    approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of
    the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

         Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing
    Securities Exchange Act rules as to such matters as clarify and size (Securities Exchange Act Rule 12b-12).

       SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

         Under Sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to
    solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

         Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which
    is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

         Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for
    investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist
    the Commission in identifying security holders, and, therefore, in promptly processing statements of beneficial ownership of securities.

         Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal
    action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

                               General Instructions

    A. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

    B. Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item
  or
        sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Material incorporated
        by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required.
        A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.

    C. If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by Items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited
        partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is
        filed by a corporation or if a person referred to in (i), (ii),
  (iii)
        or (iv of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control
        of such corporation.


    ITEM 1.  SECURITY AND ISSUER

    This statement relates to the purchase of $.04 par value common stock of
    American Nuclear Corporation (the "Issuer") whose principal office is:
                   P.O. Box 2713
                   Casper, WY 82601

    ITEM 2.  IDENTITY AND BACKGROUND

    a)  Salt Ridge Energy, Inc.
    b) Salt Ridge Energy, Inc., a Wyoming corporation, is principally in the business of mine land reclamation and mine permitting. Its principal business and office and the offices of the executive officers and director is:

                   1004 Beaumont Drive
                   Casper, WY 82601

    d) During the last five years, neither Salt Ridge Energy, Inc., nor any of its officers or director have been convicted in a criminal proceeding.

    e) During the last five years, neither Salt Ridge Energy, Inc., nor any of its officers or director have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was or is a judgment, decree or final order enjoining
        future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    f) Salt Ridge Energy, Inc. is a Wyoming corporation. The officers and director of the corporation are citizens of the United States of American and their business address is at 1004 Beaumont Drive, Casper, Wyoming 82601.

                   Director:
                   William C. Salisbury
                   President, Vice President and Treasurer
                   William C. Salisbury
                   Secretary:
                   Carol Sue Salisbury

    ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The consideration for the purchase price was $1,700, the source of which was working capital.

    ITEM 4.  PURPOSE OF TRANSACTION

    This transaction was effected by Salt Ridge Energy for investment purposes. Salt Ridge Energy has no present intention to take any additional action with respect to its investment in the Issuer categorized in Item 4 a) through j).

    ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    a) Salt Ridge Energy owns 2,893,072 shares of the Issuer's common stock which represents 37.6% of the stock outstanding. Salt Ridge Energy has the sole voting power to this stock which also equals 37.6% of the voting rights.

    b) Salt Ridge Energy has sole voting power to vote or direct the vote of the 2,893,072 shares of common stock.

    c) Salt Ridge Energy has not engaged in any transaction involving the Issuer's common stock during the 60 days preceding the date of this statement.

    d) No person other than Salt Ridge Energy has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

    ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    None

    ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    None

    Signature

         After reasonable inquiry and to the best of my knowledge and belief,
    I certify that the information set forth in this statement is true, complete and correct.

    July 26, 1998
    Date


         (Signature)
    ---------------------------------
    Signature


         William C. Salisbury
         President
    ---------------------------------
    Name/Title

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person or by his authorized representative (Other than an executive officer or general partner of the
    filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name
  and
    any title of each person who signs the statement shall be typed or printed beneath his signature.